UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934





Date of report (Date of earliest event reported): September 18, 2009 (September 14, 2009)

HALLADOR PETROLEUM COMPANY
(Exact name of registrant as specified in its charter)

Colorado	0-14731	84-1014610
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1660 Lincoln Street, Suite 2700, Denver Colorado   80264-2701
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: 303-839-5504
_____

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

❐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
❐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
❐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
❐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On September 16, 2009, we entered into agreements to purchase the remaining 20% membership interest in Sunrise Coal, LLC, an Indiana limited liability company ("Sunrise"), from the existing members for an aggregate purchase price of about $32.6 million, consisting of about $25.8 million in cash and 1,133,328 in shares of our common stock valued at $6/share.   Sunrise is now a wholly-owned entity of ours. Brent Bilsland, our new president and board member (see 5.02 below), received cash of about $3.185 million and 8,333 shares of our stock for his approximate 2% interest and his spouse received cash of about $1.775 million and 208,333 shares of our stock for her interest (slightly less than 2%). His parents also sold their approximate 8% interest in Sunrise under the same terms receiving 383,332 shares and the remainder in cash.

In addition, Brent Bilsland purchased for cash 200,000 shares (at $6/share) directly from Victor Stabio, our CEO.

The above description is a summary of the terms of the Purchase and Sale Agreements, a form which is attached as Exhibit 10.1 to this Form 8-K.

Item 2.01 Completion of Acquisition or Disposition of Assets

See Item 1.01 above.

Item 3.02 Unregistered Sales of Equity Securities

The day before the purchase (see Item 1.01 above), we sold 4,150,000 shares of our common stock for an aggregate cash purchase price of $24,900,000 ($6/share). The shares were offered and sold to investors in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. The proceeds from the sale were used to purchase the remaining membership interests in Sunrise as described above.

The above description is a summary of the terms of the Subscription Agreements, a form which is attached as Exhibit 10.2 to this Form 8-K.

Certain members of our Board of Directors also participated in the offering.
Yorktown Energy Partners VIII, LP, a private partnership affiliated with board member Bryan Lawrence, purchased 2,950,000 shares and an entity affiliated with board member Sheldon Lubar purchased 750,000 shares.

<u>Major Shareholders</u>

Entities affiliated with Mr. Lawrence continue to own about 55% of our stock; Messrs. David and Steven Hardie and their affiliates own about 16%; Mr. Lubar and ,affiliates own about 10%; members of the Bilsland family own about 4.2% and Mr. Stabio and his family members own about 2%. We currently have 27,741,356 total shares outstanding.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

<u>New Board Members</u>

On September 14, 2009, our Board of Directors appointed Brent Bilsland to our board. Mr. Bilsland was listed as a named executive officer in our 2008 Form 10K.

On September 17, 2009, John Van Heuvelen was appointed to our board. We now have seven board members.

Mr. Van Heuvelen will serve as the Chairman of our Audit Committee and also as the audit committee financial expert. He will also become a member of our Compensation Committee.

Mr. Van Heuvelen, 63, has been a member of the board of directors of MasTech , Inc. (MTZ-NYSE) since June 2002 and currently serves on their audit committee. He also served on the board of directors of LifeVantage, Inc. (LFVN-OTCBB) from August 2005 through August 2007. From 1999 to the present, Mr. Van Heuvelen has been a private equity investor based in Denver, Colorado. His investment activities have included private telecom and technology firms, where he still remains active. Mr. Van Heuvelen spent 13 years with Morgan Stanley and Dean Witter Reynolds in various executive positions in the mutual fund, unit investment trust and municipal bond divisions before serving as president of Morgan Stanley Dean Witter Trust Company from 1993 until 1999.

Mr. Van Heuvelen currently owns 20,000 shares of our stock and upon joining our board was granted 100,000 restricted stock units (RSUs) which will vest 100% at the end of five years assuming he remains a board member during the five year period.

<u>New President</u>

Mr. Bilsland who is currently the President of Sunrise, was also named President of Hallador. Victor Stabio will continue to serve as our CEO and has resigned his CFO, CAO and President positions.

<u>New CFO</u>

On September 14, 2009, we also named William Anderson (Andy) Bishop, CPA, as our CFO and Chief Accounting Officer. Larry Martin will continue to serve as the CFO of Sunrise. Mr. Martin was listed as an executive officer in our 2008 Form 10-K.

Mr. Bishop, 56, was our CFO and a board member during 1990-1993. From 1975 through 1990 he was with Price Waterhouse, predecessor to PricewaterhouseCoopers, in their Oklahoma City and Denver offices. Mr. Bishop graduated from the University of Oklahoma. For the past 16 years he was the Executive Vice President, CFO and 1/3 owner of the SEC Institute Inc., a private company in the business of training employees of private and public companies in the filing and reporting requirements of the U.S. Securities Exchange Commission. In July 2009 he sold his interest in such company and is no longer involved with the SEC Institute. He also served on the audit committee of SemGroup Energy Partners, L.P. (SGLP-OTCPK) from July 2007 through July 2008. Mr. Bishop currently owns 58,500 shares of our stock.

We have no employment agreements with any of our executive officers.
Messrs. Stabio and Bilsland's compensation remains the same. See the Summary Compensation Table in our 2008 Form 10K which includes Messrs. Stabio and Bilsland's compensation. Mr. Bishop's salary will be $100,000 per year and he will also participate in our restricted stock plan and other customary employee benefit plans.

For the past 16 years Mr. Bishop performed consulting services for us. During 2007 he was granted 30,000 RSUs and during 2008 he was granted 20,000 RSUs. In October 2008 we accelerated the vesting of these RSUs when our stock was selling at $2.75. In July 2008 Mr. Bishop purchased 25,000 of our shares in a private placement at $4/share. He was paid $27,000 for his consulting services during 2008.

<u>Restricted Stock Units (RSUs)</u>

On September 17, 2009 our board authorized the issuance of up to 1,000,000 RSUs to current management of which 100,000 was granted to our new board member, Mr. Van Huevelen as mentioned above.

A form of our RSU Agreement is attached as Exhibit 10.3 to this Form 8-K.

4

Item 8.01 Other Events

We plan to apply for a NASDAQ Capital Market listing during the fourth quarter 2009.

Item 9.01 Financial Statements and Exhibits.

No Sunrise financial statements will be provided as our historical consolidated financial statements include Sunrise and no pro forma financial statements will be provided as our historical financial statements are not materially different from what pro forma financial statements would present.

 Exhibits:

    10.1   Form of Purchase and Sale Agreement dated September 16, 2009

    10.2   Form of Subscription Agreement dated September 15, 2009

    10.3   Form of Hallador Petroleum Company Restricted Stock Unit Issuance Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HALLADOR PETROLEUM COMPANY

Date: September 18, 2009   By: /s/W. Anderson Bishop
                                 W. Anderson Bishop, CFO

PURCHASE AND SALE AGREEMENT

BY AND BETWEEN

HALLADOR PETROLEUM COMPANY
(a Colorado corporation)

and

[_____]
(a [_____])

with respect to

SUNRISE COAL, LLC
(an Indiana limited liability company)

dated

as of September ___, 2009

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this "Agreement") is made and entered into as of September __, 2009, by and between [_____], a [_____] ("Seller") and Hallador Petroleum Company, a Colorado corporation ("Purchaser").

RECITALS

WHEREAS, Seller and Purchaser are each members of Sunrise Coal, LLC, an Indiana limited liability company ("Sunrise").

WHEREAS, Seller and Purchaser and the other members of Sunrise are each a party to the Amended and Restated Operating Agreement of Sunrise dated as of July 31, 2006, as amended to date (the "Operating Agreement"). Capitalized terms used and not otherwise defined herein shall have the meaning provided in the Operating Agreement.

WHEREAS, subject to payment of the Purchase Price by Purchaser to Seller and the other terms and conditions set forth herein, Seller desires to sell to Purchaser and Purchaser desires to purchase from Seller (i) all of the Common Units in Sunrise held by Seller, which represent the percentage membership interest of Sunrise set forth in the column corresponding to the name of Seller on Exhibit A (the "Membership Interest"), and (ii) all Unreturned Capital Balance (the "Unreturned Capital Balance"), all Unsatisfied Preferred Return (the "Unsatisfied Preferred Return") and the future rights to receive any Preferred Returns, in each case accompanying such Membership Interest of Seller, and (iii) all rights of Seller as a member of the Sunrise pursuant to the Operating Agreement.

WHEREAS, the accrued cash value of Seller's Unreturned Capital Balance and Unsatisfied Preferred Return are also set forth in the column corresponding to the name of Seller on Exhibit A.

NOW, THEREFORE, in consideration of the premises and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Purchaser agree as follows:

ARTICLE 1

PURCHASE AND SALE

1.1   Agreement to Purchase and Sell. Upon the terms and subject to the satisfaction of the conditions contained herein, Seller hereby (a) agrees to assign, transfer, convey and deliver to Purchaser, and Purchaser agrees to accept the assignment, transfer and conveyance to it of the Membership Interest, and (b) agrees to sell, assign, transfer and convey or cause the sale, assignment, transfer or conveyance to Purchaser of the Unreturned Capital Balance, the Unsatisfied Preferred Return and any future rights to receive Preferred Returns in accordance with the Operating Agreement. Upon the terms and subject to the satisfaction of the conditions contained herein, Purchaser hereby agrees to assume all of the obligations of Seller with respect to the Membership Interest as of the Closing Date and to purchase and accept the sale, assignment, transfer and conveyance to Purchaser of the Unreturned Capital Balance, the Unsatisfied Preferred Return and any future rights to receive Preferred Returns pursuant to the Operating Agreement.

1.2   Purchase Price. At the Closing, Purchaser shall pay to Seller, for the transfer and sale to Purchaser of the Membership Interest, the Unreturned Capital Balance, the Unsatisfied Preferred Return and any future rights to receive Preferred Returns, an aggregate amount equal to [_____] Dollars ($[_____]) (the "Purchase Price"). The portion of the Purchase Price to be paid for the Membership Interest (which shall include the right to receive any furture Preferred Return) shall be composed of One Million Five Hundred Thousand Dollars ($1,500,000.00) of value for each percent of Membership Interest sold and transferred to Purchaser hereunder, pro-rated as applicable, and shall be paid in the form of cash and shares of common stock, par value $0.01, of Purchaser ("HPCo common stock") as follows: [_____] Dollars ($[___]) of immediately available cash and [_____] shares of HPCo common stock (which are valued at $6.00 per share for purposes of this Agreement), free and clear of all liens, pledges, charges, security interests, adverse claims or other encumbrances other than restrictions on future sale, assignment, disposition or transfer of such shares of HPCo common stock imposed by applicable federal and state securities laws (the "Stock Consideration"). The portion of the Purchase Price to be paid for the Unreturned Capital Balance and the Unsatisfied Preferred Return shall be paid in immediately available cash (such cash, along with the cash paid in respect of the Membership Interest, being the "Cash Consideration").

1.3   Closing. Subject to the satisfaction of each of the conditions precedent to the Closing set forth in Article 4, or the waiver of such condition by the relevant party, the closing of the transactions contemplated hereunder (the "Closing") shall take place at 8:00 a.m. Pacific time on September 16, 2009 or such later date as Purchaser notifies Seller that the Closing will occur (the "Closing Date"), at the offices of Morgan, Lewis & Bockius LLP, 300 South Grand Avenue, 22nd Floor, Los Angeles, California 90071, or at such other place as mutually agreed upon between Purchaser and Seller.

1.4   Closing Deliveries.

(a)   At the Closing, Seller will deliver, or cause to be delivered to Purchaser:

(i)   The certificate representing the Membership Interest or an Affidavit of Lost Certificate (the "Affidavit") in the form attached hereto as Exhibit B;

(ii)   An assignment of the Membership Interest, the Unreturned Capital Balance, the Unsatisfied Preferred Return and any future rights to receive Preferred Returns, in favor of Purchaser, in a form reasonably satisfactory to Purchaser;

(iii)   If applicable, the Spousal Consent (the "Spousal Consent"), substantially in the form attached hereto as Exhibit C, executed by Seller's spouse; and

(iv)   The Accredited Investor Questionnaire substantially in the form attached hereto as Exhibit D.

(b)   At the Closing, Purchaser will deliver, or cause to be delivered:

(i)   to Seller, the Cash Consideration; and

(ii)   either (A) a certificate representing the Stock Consideration to Seller, or (B) an instruction letter to Purchaser's transfer agent instructing the transfer agent to record the issuance of the Stock Consideration to Seller in the transfer agents direct registration system.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser as follows:

2.1   Authority; Binding Obligations. Seller has the full legal capacity and authority to enter into this Agreement and has entered into this Agreement as its own free act. This Agreement (a) has been duly executed and delivered by Seller, and (b) assuming the due execution and delivery thereof by the other parties hereto, constitutes legal, valid and binding obligations of Seller, enforceable in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws in effect from time to time relating to or affecting the enforcement of creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

2.2   Title; Liens. Except as set forth on Schedule 2.2 hereto, Seller is the owner of the Membership Interest, the Unreturned Capital Balance, the Unsatisfied Preferred Return and any future rights to receive Preferred Returns, free and clear of all liens, pledges and encumbrances, other than those restrictions imposed by applicable federal and state securities laws. At the Closing, Seller will deliver, or cause to be delivered to Purchaser good and valid title to the Membership Interest, the Unreturned Capital Balance, the Unsatisfied Preferred Return and any future rights to receive Preferred Returns, free and clear of all liens, pledges or encumbrances, other than those restrictions imposed by applicable federal and state securities laws.

2.3   No Bankruptcy. No voluntary proceeding or petition has been instituted by Seller and no proceeding has been instituted or, to Seller's knowledge, been threatened to be instituted against Seller under the bankruptcy laws of the United States or any other country or any political subdivision thereof. Seller has not made any assignment of any assets or properties for the benefit of creditors, consented to the appointment of a receiver or trustee for any assets or properties, been adjudicated bankrupt or made a bulk sale or taken any action which contemplates the making of a bulk sale. No court has entered any order appointing a receiver or trustee for any assets or properties of Seller or has assumed the custody of or sequestered any assets or properties of Seller and no attachment has been made on any assets or properties of Seller.

2.4   Independent Decision to Sell; Certain Grants of Restricted Stock Units. Seller acknowledges that he or she has independently and without reliance upon Purchaser made its own analysis and decision to sell the Membership Interest, the Unreturned Capital Balance, the Unsatisfied Preferred Return and any future rights to receive Preferred Returns to Purchaser. Seller further acknowledges that Purchaser may possess material non-public information not known to Seller regarding or relating to Sunrise, and Seller acknowledges that it has not requested such information and agrees that the Purchaser shall have no liability whatsoever (and Seller hereby waives and releases all claims which it would otherwise have) with respect to the non-disclosure of such information either prior to the date hereof or subsequent hereto. Seller also acknowledges that in connection with the transactions contemplated by this Agreement, Brent K. Bilsland will become an officer and a member of the Board of Directors of Hallador, and that Hallador may in the future grant cash or equity awards to Brent K. Bilsland in connection with his service to Hallador.

2.5   Purchase for Investment. The Stock Consideration that Seller will receive hereunder as part of the Purchase Price is being acquired for investment only and not with a view to any public distribution thereof. Seller shall not offer to sell or otherwise dispose of, or sell or otherwise dispose of, such Stock Consideration in violation of any of the registration requirements of the Securities Act of 1933, as amended, or any applicable state securities laws.

2.6   No Registration. Seller acknowledges that the Stock Consideration that Seller will receive hereunder has not been registered under the Securities Act of 1933, as amended, and are being issued to Seller in reliance upon the exemption from such registration provided by Section 4(2) of the Securities Act of 1933, as amended, and exemptions available under applicable state securities laws. Seller has been informed that the Stock Consideration that Seller will receive hereunder consists of "restricted securities" under the Securities Act of 1933, as amended, and may not be resold or transferred unless it is first registered under the federal securities laws or unless an exemption from such registration is available. Accordingly, Seller hereby acknowledges that Seller is prepared to hold the Stock Consideration to be acquired by it hereunder for an indefinite period.

2.7   Restricted Legend. Seller acknowledges that the certificates or entries in the transfer agent's direct registration system evidencing the Stock Consideration hereunder will bear the following legend, which shall be in addition to any other legends required by law or contract:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS.

2.8   Seller Sophistication. Seller has such knowledge, skill and experience in investment financial and business matters that Seller is capable of evaluating the merits and risks of accepting the Stock Consideration and of protecting Seller's interests in connection therewith. Seller is able to fend for itself in connection with the acceptance of the Stock Consideration and has the ability to bear the economic risk of the investment, including complete loss of the investment. Seller understands that no federal or state agency has passed upon the Stock Consideration or made any finding or determination concerning the fairness or advisability of this investment. To the extent that Seller has deemed it appropriate to do so, Seller has retained, and relied upon, appropriate professional advice regarding the tax, legal and financial merits and consequences of an investment in the Stock Consideration.

2.9   Seller's Investigation. Seller, either alone or together with Seller's advisors (if any), has made such independent investigation of Purchaser, its management and related matters as Seller deems to be, or such advisors (if any) have advised to be, necessary or advisable in connection with an investment in the Stock Consideration. Seller and Seller's advisors (if any) have had the opportunity to ask questions and receive answers regarding the terms and conditions of the investment and have received all information and data that Seller and such advisors (if any) believe to be necessary in order to reach an informed decision as to the advisability of an investment in the Stock Consideration.

2.10   Accredited Investor. Seller is an "Accredited Investor" within the meaning of Rule 501 promulgated under the Securities Act, and has completed or will complete and deliver to Purchaser on or before the Closing an Accredited Investor Questionnaire.

2.11   Rule 144 Unavailable; Limited Market. Seller is aware of the adoption of Rule 144 by the Securities and Commission ("Rule 144"), promulgated under the Securities Act of 1933, as amended, which permits limited public resales of securities acquired in a nonpublic offering, subject to the satisfaction of certain conditions, including, among other things: the availability of certain current public information about the issuer, the sale being through a broker in an unsolicited "broker's transaction" and the amount of securities being sold during any three (3) month period not exceeding specified limitations. Seller is aware that Rule 144 is not presently available to exempt the sale of the Stock Consideration that Seller will receive hereunder from the registration requirements of the Securities Act of 1933, as amended. Seller further represents that it understands that at the time it wishes to sell the Stock Consideration to be acquired by it hereunder there may be a limited public market or no public market upon which to make such a sale, and that, even if a public market exists for Purchaser's common stock, Purchaser may not then satisfy the current public information requirement of Rule 144 or other conditions under Rule 144 that are required of Purchaser. If so, Seller understands that it may be precluded from selling the Stock Consideration it receives hereunder under Rule 144.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

3.1   Organization; Due Authorization. Purchaser is a corporation duly formed, validly existing and in good standing under the laws of the State of Colorado. This Agreement (a) has been duly authorized, executed and delivered by Purchaser and (b) assuming the due execution and delivery thereof by the other parties thereto, constitutes legal, valid and binding obligations of Purchaser, enforceable in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws in effect from time to time relating to or affecting the enforcement of creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

3.2   Issuance of Stock Consideration. All of the Stock Consideration that Seller will receive hereunder has been duly and validly authorized, and when issued upon the terms and conditions hereof, will be fully paid and non-assessable and, subject to restrictions on future sale, assignment, disposition or transfer of such Stock Consideration imposed by applicable federal and state securities laws, will be free and clear of all liens, pledges, charges, security interests, adverse claims or other encumbrances.

ARTICLE 4

CLOSING CONDITIONS

4.1   Conditions to Purchaser's Obligations. The obligation of Purchaser to purchase the Membership Interest, together with the Unreturned Capital Balance, the Unsatisfied Preferred Return and any future rights to receive Preferred Returns pursuant to this Agreement, is subject to the satisfaction prior to or on the Closing Date of the following conditions, any of which may be waived in whole or in part by Purchaser:

(a)   The representations and warranties of Seller contained herein shall be true and correct in all material respects as of the Closing Date with the same effect as though made on the Closing Date.

(b)   Seller shall have performed and complied with all agreements, obligations and covenants contained herein.

(c)   Seller shall have delivered (i) either (A) the certificate representing the Membership Interest, or (B) the Affidavit.

(d)   Seller shall have delivered an assignment in accordance with Section 1.4(a)(ii).

(e)   Seller shall have delivered, if applicable, the Spousal Consent in accordance with Section 1.4(a)(iii).

(f)   Seller shall have completed, executed and delivered to Purchaser an Accredited Investor Questionnaire in accordance with Section 1.4(a)(iv).

(g)   Purchaser shall have received cash proceeds of at least Twenty One Million Dollars ($21,000,000) from the sale of shares of its common stock in a private placement.

(h)   Between the date hereof and the Closing Date, there shall have been no material adverse change in the business, financial condition or operations of Sunrise.

(i)   Purchaser shall have completed, or shall concurrently complete, the purchase of all of the outstanding Common Units, together with the Unreturned Capital Balance, the Unsatisfied Preferred Return and any future rights to receive Preferred Returns of each of the current members of Sunrise other than Seller and Purchaser.

4.2   Conditions to Seller's Obligations. The obligation of Seller to sell the Membership Interest, together with the Unreturned Capital Balance and the Preferred Return pursuant to this Agreement, is subject to the satisfaction prior to or on the Closing Date of the following conditions, any of which may be waived in whole or in part by Seller:

(a)   The representations and warranties of Purchaser contained herein shall be true and correct in all material respects as of the Closing Date with the same effect as though made on the Closing Date.

(b)   Purchaser shall have delivered the Purchase Price.

ARTICLE 5

MISCELLANEOUS

5.1   Termination. This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Closing Date:

(a)   by mutual written consent of the parties hereto;

(b)   by Purchaser, if (i) Seller fails to comply in any material respect with any of its covenants or agreements contained herein, (ii) any of the representations and warranties of Seller set forth in Article 2 hereof is breached or is inaccurate in any material respect, or (iii) if there is any material adverse change in the business, financial condition or operation of Sunrise, including, but not limited to Sunrise's operation of the Carlisle Mine.

(c)   by Seller, if (i) Purchaser fails to comply in any material respect with any of its covenants or agreements contained herein, or (ii) any of the representations and warranties of Purchaser set forth in Article 3 hereof is breached or is inaccurate in any material respect.

In the event of termination of this Agreement pursuant to Sections 5.1(b) or 5.1(c), the party entitled to terminate shall provide written notice to the other parties and this Agreement shall automatically terminate and the transactions contemplated hereby shall be abandoned without liability of any party.

5.2   Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or similar writing) and shall be given to such party at its address or facsimile number set forth below, or such other address or facsimile number as such party may hereafter specify for the purpose to the party giving such notice. Each such notice, request or other communication shall be effective (a) if given by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 5.2 and the appropriate electronic confirmation is received, or, (b) if given by overnight mail, 72 hours after such communication is deposited with an overnight courier, addressed as aforesaid, or (c) if given by any other means, when delivered at the address specified in this Section 5.2.

If to Seller, to:

[_____]

[_____]

[_____]

If to Purchaser, to:

Hallador Petroleum Company

1660 Lincoln Street, Suite 2700

Denver, Colorado 80264

Attn: Victor P. Stabio

Tel: (303) 839-5506

Fax: (303) 832-3013

with a copy to:

Morgan, Lewis & Bockius LLP

300 South Grand Avenue

22nd Floor

Los Angeles, California 90071

Attn: Ingrid A. Myers

Tel: (213) 612-2500

Fax: (213) 612-2501

5.3   Further Assurance. From time to time, Seller and Purchaser agree to execute such instruments and documents and take such action as may be reasonably necessary or appropriate to carry out the provisions of this Agreement and the intentions of the parties as expressed herein.

5.4   Entire Agreement. This Agreement together with any exhibits or schedules attached hereto and any other agreements and documents executed and delivered in connection herewith and therewith, constitute the entire agreement by and between the parties and supersedes any prior understandings, agreements or representation by or between the parties, written or oral, to the extent they have related in any way to the subject matter hereof.

5.5   Amendments and Modifications. This Agreement may be amended or modified only by an instrument in writing duly executed by the parties hereto.

5.6   Successors and Assigns. All the terms and conditions of this Agreement shall be binding upon, inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto; provided, however, that neither party may assign any of its rights, benefits, interest or obligations under this Agreement without the prior written consent of the other party hereto, except that Purchaser's rights or interests under this Agreement may be assigned at any time, to any affiliate of Purchaser, including, without limitation, to Sunrise.

5.7   Benefits. Except as otherwise specifically provided herein, nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

5.8   <u>GOVERNING LAW</u>. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF INDIANA WITHOUT REGARD TO THE CONFLICTS OF LAWS PROVISIONS THEREOF.

5.9   <u>Severability</u>. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

5.10   <u>Headings</u>. The captions and section headings used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.11   <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which, when executed and delivered to the other party, shall be deemed an original, but all of which together shall constitute one and the same instrument.

5.12   <u>Entire Agreement</u>. This Agreement constitutes the entire agreement and understanding among the Parties with respect to, and supersedes all prior agreements and understandings, written or oral, relating to, the subject matter hereof.

* * *

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

SELLER:

SSN:

_____

PURCHASER:
HALLADOR PETROLEUM COMPANY
a Colorado corporation
By:
Name:
Title:

_____

Exhibit A

MEMBER BUYOUT SUMMARY

{see attached}

Member Name	Common Units	Percentage	Unreturned Capital Balance	Unsatisfied Preferred Return*
[ ]	[ ]	[ ]%	$[ ]	$[ ]

* The amount of the Unsatisfied Preferred Return will be updated to reflect the new Closing Date in the event Purchaser elects to move the Closing Date pursuant to Section 1.3 of the Agreement.

FORM OF AFFIDAVIT OF LOST CERTIFICATE

The undersigned ("Declarant") hereby makes the following declaration of facts and undertakes the following covenants for the benefit of SUNRISE COAL, LLC (the "Company"):

1.   As of September __, 2009 (the "Transfer Date") Declarant was the lawful owner of _____ Common Units in the Company, which constituted ___% of the outstanding Common Units of the Company (the "Securities") and which were represented by Membership Certificate No. ___ of the Company (the "Certificate").

2.   As of the Transfer Date, Declarant was entitled to the full and exclusive possession of the Securities and the Certificate.

3.   The Certificate is lost and Declarant has made or caused to be made diligent search for the Certificate and has been unable to find or recover it. Declarant agrees immediately to surrender the original Certificate to the Company if it at any time hereafter comes into the possession or control of the Declarant.

4.   On the Transfer Date, Declarant entered into that certain Purchase and Sale Agreement (the "Agreement") whereby Declarant agreed to sell the Securities to Hallador Petroleum Company ("Hallador").

5.   Declarant agrees, for itself, and his successors and assigns, to fully and completely reimburse, hold harmless, indemnify and defend the Company from and against any and all claims, damages, losses, liabilities and expenses, including reasonable attorneys' fees, which may be incurred, directly or indirectly, by the Company in connection with the presentment to the Company of the Certificate by any person, firm, partnership, corporation or other entity other than Hallador (collectively, the "Third Party"), whether or not the Third Party is a holder in due course, from and after the date hereof.

6.   Declarant hereby requests that the Company accept this Affidavit of Lost Certificate and issue to Hallador a certificate representing the Securities.

Declarant declares that the matters set forth in this document are true and correct of Declarant's own knowledge.

Signed effective as of this ___ day of _____, 2009.

_____

Name of member:

Exhibit C

FORM OF SPOUSAL CONSENT

I, [_____], declare:

I am the spouse of [_____], and acknowledge that I may have an interest in [_____] Common Units of Sunrise Coal, LLC, an Indiana limited liability company (the "Company"), including any Unreturned Capital Balance, Unsatisfied Preferred Return and any future rights to receive Preferred Returns which may accompany such Common Units (collectively, the "Common Units"), representing [___]% of the issued and outstanding membership interests of the Company.

I have read and understand the Purchase and Sale Agreement, dated as of the date hereof (the "Agreement") and acknowledge that [_____] is a party thereto. Capitalized terms used and not defined herein will have the meaning provided in the Agreement.

To whatever extent I have a marital property or other interest in the membership interests of the Company, any Unreturned Capital Balance, Unsatisfied Preferred Return and any future rights to receive Preferred Returns, I hereby consent to the provisions of the Agreement and agree to abide by its terms and conditions.

I have carefully read the Agreement and am fully aware of the content of the Agreement and its legal effect.

I have been advised to secure counsel of my own choosing to represent me in connection with this matter and acknowledge that the provisions of the Agreement have been fully explained to me by my counsel, or that I have declined to retain counsel.

I acknowledge that this Spousal Consent shall be attached to the Agreement and made a part thereof.

Dated: September __, 2009

_____

Name of Spouse:

FORM OF ACCREDITED INVESTOR QUESTIONNAIRE

Reference is hereby made to that certain Purchase and Sale Agreement, made and entered into as of September ___, 2009 (the "Agreement"), between Hallador Petroleum Company, a Colorado corporation (the "Purchaser") and _____ (the "Seller"). Terms used in this Accredited Investor Questionnaire but not defined herein shall have the meanings set forth in the Agreement.

7.   Accredited Investor Status. The undersigned Seller hereby certifies to the Purchaser that, at the Closing, he/she/it qualifies as an "Accredited Investor" as defined by Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act") because such Seller is one or more of the following types of persons or entities (check all that apply).

_____   A natural person whose individual net worth, or joint net worth with that person's spouse, at the time of such person's purchase exceeds $1,000,000;

_____   a natural person who had an individual income in excess of $200,000 in 2008 and 2007 or joint income with that individual's spouse in excess of $300,000 in each of those years and who reasonably expects to reach the same income level in 2009;

_____   a bank as defined in Section 3(a)(2) of the Securities Act, or a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity;

_____   a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934;

_____   an insurance company as defined in Section 2(a)(13) of the Securities Act;

_____   an investment company registered under the Investment Company Act of 1940 (the "1940 Act") or a business development company as defined in Section 2(a)(48) of the 1940 Act;

_____   a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

_____   any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

_____   any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 ("ERISA"), if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company or registered investment adviser, or, if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

_____   a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

_____   an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, a corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the Stock Consideration offered, with total assets in excess of $5,000,000;

_____   any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Stock Consideration, whose purchase is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment contemplated by the Subscription Agreement;

_____   any director, executive officer, or general partner of the Purchaser, or a director, executive officer, or general partner of a general partner of the Purchaser; or

_____ an entity in which all of the equity owners are Accredited Investors (i.e., come within one of the above categories).

IN WITNESS WHEREOF, the undersigned has executed this Accredited Investor Questionnaire this ___ day of September 2009.

SELLER

_____

By:
Name:
Title:

Schedule 2.2

Title; Liens

{to be completed by Seller, if none state "None"}

_____

Exhibit 10.2

<u>SUBSCRIPTION AGREEMENT</u>

This Subscription Agreement (this "<u>Agreement</u>") is made as of September __, 2009 by and between HALLADOR PETROLEUM COMPANY, a Colorado corporation (the "<u>Corporation</u>") and [ ], a [ ] ("<u>Subscriber</u>").

1.   <u>Subscription</u>.

        (a)   Subscriber hereby subscribes for [   ] shares (the "<u>Shares</u>") of the Corporation's common stock, par value $0.01 per share (the "<u>Common Stock</u>"), at a subscription price of $6.00 per share (the "<u>Per Share Subscription Price</u>"), for a total subscription price of $[ ] (the "<u>Total Subscription Price</u>").

        (b)   The closing of the sale and purchase of the Shares (the "<u>Closing</u>") will take place in the offices of Morgan, Lewis & Bockius LLP, 300 S. Grand Avenue, Suite 2200, Los Angeles, California 90071 at 7:00 a.m. local time on September [ ], 2009, or such later date and time as the Corporation and Subscriber agree (the "<u>Closing Date</u>"). At the Closing, (i) the Corporation will deliver to Subscriber a copy of this Agreement countersigned by the Corporation, and (ii) Subscriber will pay the Total Subscription Price to the Corporation by wire transfer of immediately available funds to one or more accounts as designated by the Corporation to Subscriber in writing. Subject to the Closing, the Corporation shall cause its transfer agent to issue a certificate or direct registration program statement representing the Shares in the name of Subscriber and to deliver such certificate or direct registration program statement to Subscriber at the address set forth on the signature page hereto, within five (5) business days after the date on which the Closing occurs.

        2.   <u>Acknowledgments</u>. Subscriber hereby acknowledges that Subscriber, either alone or together with Subscriber's advisors (if any), has read, understands and agrees with and to the following:

        (a)   AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK; THE CORPORATION MAY NEED ADDITIONAL CAPITAL IN THE FUTURE TO REACH ITS GROWTH OBJECTIVES OR MEET ITS EXPENSES AND THE SHARES MAY LOSE ANY VALUE OR MAY NOT GAIN ANY VALUE; THE SHARES ARE NOT REGISTERED AND MAY NOT BE SOLD EXCEPT IN COMPLIANCE WITH STATE AND FEDERAL SECURITIES LAWS AND REGULATIONS.

        (b) Subscriber acknowledges and agrees that the Corporation may at any time sell shares of its capital stock at a price greater or less than the Per Share Subscription Price pursuant to this Agreement. Subscriber acknowledges and agrees that the Shares may ultimately prove to be worth significantly more or significantly less than Subscriber perceives them to be worth now, and that no representation or warranty is made by the Corporation as to the "fair value" of the Shares or the interest in the Corporation that they represent, either now or in the future.

        (c)   The Shares have not been registered under the Securities Act of 1933, as amended (the "<u>Securities Act</u>"), or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the representations made by Subscriber in this Agreement. The Corporation is relying upon Subscriber's representations contained in this Agreement for the purpose of determining whether this transaction meets the requirements for such exemptions.

        (d) The Shares are "restricted securities" under applicable federal securities laws and the Securities Act and the rules of the Securities and Exchange Commission provide, in substance, that Subscriber may only dispose of the Shares pursuant to an effective registration statement under the Securities Act or an exemption from such registration if available. The Corporation has no obligation or intention to register any of the Shares under, or to take action so as to permit sales pursuant to, the Securities Act. Accordingly, Subscriber may dispose of the Shares only in certain transactions that are exempt from registration under the Securities Act, including "private placements," in which event the transferee will acquire "restricted securities" subject to the same limitations as in the hands of Subscriber. Additionally, applicable state securities laws may allow sales of the Shares only if the Shares are registered or the transaction is subject to an applicable exemption. As a consequence, Subscriber must bear the economic risks of an investment in the Shares for an indefinite period of time.

        (e) The certificate(s) or direct registration program statement evidencing the Shares will bear the following legend, which shall be in addition to any other legends required by law or contract:

> THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER THE SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAWS.

(f)   Neither the Corporation nor any person acting on its behalf has offered or sold the Shares to Subscriber by any form of general solicitation, general or public media advertising or mass mailing.

3.   <u>Representations and Warranties</u>. Subscriber hereby represents and warrants to the Corporation as follows:

(a)   Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Agreement and to carry out its provisions. All action on Subscriber's part required for the lawful execution and delivery of this Agreement has been taken. Upon the execution and delivery of this Agreement, this Agreement will be a valid and binding obligation of Subscriber, enforceable in accordance with its terms, except as limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights, and (b) general principles of equity that restrict the availability of equitable remedies.

(b)   Subscriber has such knowledge, skill and experience in investment financial and business matters that Subscriber is capable of evaluating the merits and risks of the purchase of the Shares and of protecting Subscriber's interests in connection therewith. Subscriber is able to fend for itself in connection with the transactions contemplated by this Agreement and has the ability to bear the economic risk of the investment, including complete loss of the investment. Subscriber understands that no federal or state agency has passed upon the Shares or made any finding or determination concerning the fairness or advisability of this investment. To the extent that Subscriber has deemed it appropriate to do so, Subscriber has retained, and relied upon, appropriate professional advice regarding the tax, legal and financial merits and consequences of an investment in the Shares.

(c)   Subscriber, either alone or together with Subscriber's advisors (if any), has made such independent investigation of the Corporation, its management and related matters as Subscriber deems to be, or such advisors (if any) have advised to be, necessary or advisable in connection with an investment in the Shares. Subscriber and Subscriber's advisors (if any) have had the opportunity to ask questions and receive answers regarding the terms and conditions of the investment and have received all information and data that Subscriber and such advisors (if any) believe to be necessary in order to reach an informed decision as to the advisability of an investment in the Shares.

(d)   Subscriber, either alone or together with Subscriber's advisors (if any), has reviewed Subscriber's financial condition and commitments and, based on such review, Subscriber is satisfied that (i) Subscriber has adequate means of providing for Subscriber's financial needs and possible contingencies and has assets or sources of income which, taken together, are more than sufficient so that Subscriber could bear the risk of loss of Subscriber's entire investment in the Shares, (ii) Subscriber has no present or contemplated future need to dispose of all or any portion of the Shares to satisfy any existing or contemplated undertaking, need or indebtedness, and (iii) Subscriber is capable of bearing the economic risk of an investment in the Shares for the indefinite future.

(e)   Subscriber is acquiring the Shares for Subscriber's own account, for investment only and not with a view to or in connection with any resale or distribution of the Shares, and Subscriber has no present intention of making any sale, assignment, pledge, gift, transfer or other disposition of the Shares or any interest therein. Subscriber understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of Subscriber's representations as expressed herein.

(f)   Subscriber understands that any public market for any of the securities issued by the Corporation is limited and that there is no assurance that an active public market will ever exist for such securities.

(g)   Subscriber is an "Accredited Investor" within the meaning of Rule 501 promulgated under the Securities Act, and has completed or will complete and deliver an Accredited Investor Questionnaire to the Corporation on or before the Closing Date.

(h)   Subscriber is a [   ] and the office or offices of Subscriber in which its investment decision was made is located at the address or addresses of Subscriber set forth on the signature page hereof.

4.   Covenant. Subscriber hereby agrees to furnish any additional information requested by the Corporation to assure compliance of this transaction with applicable federal and state securities laws, and to make any filings with the Securities and Exchange Commission as may be required of Subscriber pursuant to the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

5.   General Provisions.

(a)   Governing Law; Jurisdiction. This Agreement shall be governed, construed and interpreted in accordance with the laws of the State of Colorado, without giving effect to principles of conflicts of law and choice of law that would cause the laws of any other jurisdiction to apply.

(b)   Successors and Assigns. This Agreement may not be assigned, conveyed or transferred without the prior written consent of the Corporation. Subject to the foregoing, the rights and obligations of the Corporation and Subscriber under this Agreement shall be binding upon and benefit their respective permitted successors, assigns, heirs, administrators and transferees. The terms and provisions of this Agreement are for the sole benefit of the parties hereto and their respective permitted successors and assigns, and are not intended to confer any third-party benefit on any other person.

(c)   Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein.

(d)   Severability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(e)   Amendment or Waiver. This Agreement may not be amended, and no term or provision of this Agreement may be waived, except upon the written consent of the Corporation and Subscriber.

(f)   Expenses. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of the Agreement.

(g)   Titles and Subtitles. The titles of the sections and subsections of the Agreement are for convenience of reference only and shall not be considered in construing this Agreement.

(h)   Counterparts. This Agreement may be executed in any number of counterparts and by facsimile, each of which shall be an original, but all of which together shall constitute one instrument. If executed by facsimile, the parties shall subsequently exchange original signed copies by mail or courier service.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the undersigned has caused this Subscription Agreement to be executed as of the date first written above.

SUBSCRIBER:

[   ]

By:

Name:

Title:

      Attention:

      Facsimile:

      E-Mail Address:

      FEIN:

CORPORATION:

HALLADOR PETROLEUM COMPANY

By:

Name: Victor P. Stabio

Title: Chief Executive Officer and President

Exhibit 10.3

HALLADOR PETROLEUM COMPANY
RESTRICTED STOCK UNIT ISSUANCE AGREEMENT

This RESTRICTED STOCK UNIT ISSUANCE AGREEMENT (this "Agreement") is made and entered into as of _____by and between Hallador Petroleum Company, a Colorado corporation (the "Corporation"), and _____, an individual ("Participant").

RECITALS

A. The Corporation has adopted the 2008 Restricted Stock Unit Plan (the "Plan"), attached hereto as Exhibit A, pursuant to which the Corporation is authorized to grant to certain employees of the Company Restricted Stock Units, giving such recipient the right to receive shares of Common Stock of the Company upon vesting.

B. Participant is to render valuable services to the Corporation, and this Agreement evidences the special equity incentive award the Plan Administrator has authorized for Participant as an inducement to continue in the Corporation's service.

C. All capitalized terms in this Agreement and not otherwise defined herein shall have the meaning assigned to them in the attached Appendix A.

NOW, THEREFORE, it is hereby agreed as follows:

1. Grant of Restricted Stock Units. The Corporation hereby awards to Participant, as of the Award Date, Restricted Stock Units for the number of shares of Common Stock indicated below. Each Restricted Stock Unit which vests during Participant's period of Service shall entitle Participant to receive one share of Common Stock on the specified issue date. The number of shares of Common Stock subject to the awarded Restricted Stock Units, the applicable vesting schedule for those shares, the applicable date or dates on which those vested shares shall become issuable to Participant and the remaining terms and conditions governing the award (the "Award") shall be as set forth in this Agreement.

Award Date: _____

Number of Shares Subject to Award: _____ shares of Common Stock (the "Shares")

Vesting Schedule: The Shares shall vest on _____ subject to Section 3 and the other terms of this Agreement. However, the Shares may be subject to accelerated vesting in accordance with the provisions of Paragraph 5 below. The Shares which vest hereunder shall be issued in accordance with the provisions of Paragraph 7 of this Agreement, subject to the Corporation's collection of the applicable Withholding Taxes.

2. Limited Transferability. Prior to actual receipt of the Shares which vest and become issuable hereunder, Participant may not transfer any interest in the Award or the underlying Shares. Any Shares which vest hereunder but which otherwise remain unissued at the time of Participant's death may be transferred pursuant to the provisions of Participant's will or the laws of inheritance or to Participant's designated beneficiary or beneficiaries of this Award. Participant may make such a beneficiary designation at any time by filing the appropriate form with the Plan Administrator or its designee.

3. Cessation of Service. Should Participant cease Service for any reason prior to vesting in the Shares subject to this Award, then the Restricted Stock Units awarded hereunder shall be immediately cancelled, and Participant shall thereupon cease to have any right or entitlement to receive any Shares under those cancelled units.

4. Stockholder Rights. The holder of this Award shall not have any stockholder rights, including voting, dividend or liquidation rights, with respect to the Shares subject to the Award until the Participant becomes the record holder of those Shares upon their actual issuance following the Corporation's collection of the applicable Withholding Taxes.

5. Reorganization/Change in Control.

A. Any Restricted Stock Units subject to this Award at the time of a Reorganization may be assumed by the successor entity or otherwise continued in full force and effect. In the event of such assumption or continuation of the Award, no accelerated vesting of the Restricted Stock Units shall occur at the time of the Reorganization; *provided, however,* that if the Reorganization event also constitutes a Change in Control, then the special vesting acceleration provisions of Paragraph 5.C of this Agreement shall be applicable.

B. In the event the Award is assumed or otherwise continued in effect, the Restricted Stock Units subject to the Award will be adjusted immediately after the consummation of the Reorganization so as to apply to the number and class of securities into which the Shares subject to those units immediately prior to the Reorganization would have been converted in consummation of that Reorganization had the Shares actually been issued and outstanding at that time.

C. If the Restricted Stock Units subject to this Award at the time of the Reorganization are not assumed or otherwise continued in effect in accordance with Paragraph 5.A above or in event such Reorganization also constitutes a Change in Control, then those units shall vest immediately upon the effective date of such Reorganization or Change in Control. The Shares subject to those vested units shall be issued on the closing date of the Change in Control or Reorganization transaction triggering such accelerated vesting (or shall otherwise be converted into the right to receive the same consideration per share of Common Stock payable to the other stockholders of the Corporation in consummation of that Reorganization or Change in Control and distributed at the same time as such stockholder payments), subject to the Corporation's collection of applicable Withholding Taxes pursuant to the provisions of Paragraph 7. In no event, however, shall the issuance of the vested Shares or the distribution of any other consideration for those Shares be made to Participant later than the *later* of (i) the close of the calendar year in which the Change in Control or Reorganization transaction is effected, or (ii) the fifteenth (15th) day of the third (3rd) calendar month following the effective date of such transaction.

D. This Agreement shall not in any way affect the right of the Corporation to adjust, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

6. Adjustment in Shares. Should any change be made to the Common Stock by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares, spin-off transaction, extraordinary dividend or distribution or other similar change affecting the outstanding Common Stock as a class without the Corporation's receipt of consideration, or should the value of outstanding shares of Common Stock be substantially reduced as a result of a spin-off transaction or an extraordinary dividend or distribution, or should there occur any merger, consolidation or other reorganization, then equitable adjustments shall be made to the total number and/or class of securities issuable pursuant to this Award. Such adjustments shall be made in such manner as the Plan Administrator deems appropriate in order to reflect such change and thereby preclude a dilution or enlargement of benefits hereunder. The determination of the Plan Administrator shall be final, binding and conclusive. In the event of a Change in Control or Reorganization, the adjustments (if any) shall be made in accordance with the provisions of Paragraph 5.

7. Issuance of Shares of Common Stock/Collection of Withholding Taxes.

A. On the date on which the Shares vest in accordance with the provisions of this Agreement or as soon as administratively practicable following such vesting date, the Corporation shall issue to or on behalf of Participant a certificate for those vested Shares, subject to the Corporation's collection of the applicable Withholding Taxes and Participant's delivery of any representations required of him or her pursuant to Paragraph 8.B. Such issuance shall be effected no later than the *later* of (i) the end of the calendar year in which the applicable vesting date occurs, or (ii) the fifteenth (15th) day of the third (3rd) calendar month following such vesting date, with the applicable Withholding Taxes to be collected on or before such issuance.

B. Unless Participant (i) otherwise makes satisfactory arrangements with the Corporation on or before the date on which the Shares vest under this Award to pay the applicable Withholding Taxes through the delivery of a check payable to the Corporation in a dollar amount equal to the Withholding Taxes which the Corporation must collect from Participant in connection with the vesting and concurrent issuance of such Shares, and (ii) in fact delivers such check to the Corporation not later than that vesting date, the Corporation shall collect the applicable Withholding Taxes by withholding from the vested Shares otherwise issuable to Participant at that time, a portion of those Shares with a Fair Market Value (measured as of the vesting date) equal to the applicable Withholding Taxes; *provided, however*, that the number of Shares so withheld shall not exceed in Fair Market Value the amount necessary to satisfy the Corporation's required tax withholding obligations using the minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, that are applicable to supplemental taxable income.

C. Except as otherwise provided in Paragraph 5 and Paragraph 7.B, the settlement of all Restricted Stock Units which vest under the Award shall be made solely in shares of Common Stock. In no event, however, shall any fractional shares be issued. Accordingly, the total number of shares of Common Stock to be issued pursuant to that Award shall, to the extent necessary, be rounded down to the next whole share in order to avoid the issuance of a fractional share.

8. Securities Law Compliance

A. The Shares issued under this Agreement will not be registered under the 1933 Act, and will be issued to Participant in reliance upon the private placement exemption from such registration provided under Section 4(2) of the 1933 Act. Participant hereby confirms that Participant has been informed that the issued Shares will be restricted securities under the 1933 Act and may not be resold or transferred unless those shares are first registered under the Federal securities laws or unless an exemption from such registration is available. Accordingly, Participant hereby acknowledges that Participant will acquire the Shares for investment purposes only and not with a view to resale and will hold the Shares for an indefinite period and that Participant is aware that SEC Rule 144 issued under the 1933 Act which exempts certain resales of restricted securities will require such shares to be held for a period of at least one year after their issuance pursuant to this Agreement.

B. Upon demand by the Corporation, Participant shall deliver to the Corporation a representation in writing that Participant will acquire the Shares issued under this Agreement for investment only and not for resale or with a view to distribution, and containing such other representations and provisions with respect thereto as the Corporation may require. Should the Corporation make such demand, then delivery of such representation shall be a condition precedent to Participant's right to the issuance of the Shares.

C. Participant shall make no disposition of the issued Shares unless and until there is compliance with all of the following requirements:

(i) Participant shall have provided the Corporation with a written summary of the terms and conditions of the proposed disposition.

(ii) Participant shall have provided the Corporation with an opinion of counsel, in form and substance satisfactory to the Corporation, that (i) the proposed disposition does not require registration of the Shares under the 1933 Act, or (ii) all appropriate action necessary for compliance with the registration requirements of the 1933 Act or any exemption from registration available under the 1933 Act (including Rule 144) has been taken.

The Corporation shall <u>not</u> be required (i) to transfer on its books any Shares issued pursuant to this Agreement which have been sold or transferred in violation of the provisions of this Agreement, <u>or</u> (ii) to treat as the owner of those Shares, or otherwise to accord voting, dividend or liquidation rights to, any transferee to whom the Shares have been transferred in contravention of this Agreement.

D. The stock certificates for any Shares issued under this Agreement shall be endorsed with the following restrictive legend:

"The shares represented by this certificate have not been registered under the Securities Act of 1933. The shares may not be sold or offered for sale in the absence of (a) an effective registration statement for the shares under such Act, (b) a 'no action' letter of the Securities and Exchange Commission with respect to such sale or offer or (c) an opinion of counsel, in form satisfactory to the Corporation, that registration under such Act is not required with respect to such sale or offer."

9. Benefit Limit. In the event the vesting and issuance of the Shares subject to this Award would constitute a parachute payment under Code Section 280G, the vesting and issuance of those Shares shall be subject to reduction to the extent necessary to assure that the number of Shares which vest and are issued

under this Award will be limited to the *greater* of (i) the number of Shares which can vest and be issued without triggering a parachute payment under Code Section 280G, or (ii) the maximum number of Shares which can vest and be issued under this Award so as to provide the Participant with the greatest after-tax amount of such vested and issued Shares after taking into account any excise tax the Participant may incur under Code Section 4999 with respect to those Shares and any other benefits or payments to which the Participant may be entitled in connection with any change in control or ownership of the Corporation or the subsequent termination of the Participant's Service.

10. <u>Compliance with Other Laws and Regulations</u>. The issuance of shares of Common Stock pursuant to the Award shall be subject to compliance by the Corporation and Participant with all applicable requirements of law relating thereto and with all applicable regulations of any Stock Exchange on which the Common Stock may be listed for trading at the time of such issuance.

11. <u>Notices</u>. Any notice required to be given or delivered to the Corporation under the terms of this Agreement shall be in writing and addressed to the Corporation at its principal corporate offices. Any notice required to be given or delivered to Participant shall be in writing and addressed to Participant at the address indicated below Participant's signature line on this Agreement. All notices shall be deemed effective upon personal delivery or upon deposit in the U.S. mail, postage prepaid and properly addressed to the party to be notified.

12. <u>Successors and Assigns</u>. Except to the extent otherwise provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the Corporation and its successors and assigns and Participant and the legal representatives, heirs and legatees of Participant's estate and any beneficiaries of the Award designated by Participant.

13. <u>Construction</u>. All interpretations and constructions of the provisions of this Agreement and all determinations on any questions arising under this Agreement shall be made by the Plan Administrator, and its decision on such matters shall be conclusive and binding on all persons having an interest in this option.

14. <u>Governing Law</u>. The interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Colorado without resort to that State's conflict-of-laws rules.

15. <u>Employment at Will</u>. Nothing in this Agreement shall confer upon Participant any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Corporation (or any Subsidiary employing or retaining Participant) or of Participant, which rights are hereby expressly reserved by each, to terminate Participant's Service at any time for any reason, with or without cause.

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first indicated above.

HALLADOR PETROLEUM COMPANY

By: _____
Name: Victor P. Stabio
Title: Chief Executive Officer

PARTICIPANT:

Signature:
Address:

APPENDIX A

DEFINITIONS

The following definitions shall be in effect under the Agreement:

A. <u>Agreement</u> shall mean this Restricted Stock Unit Issuance Agreement.

B. <u>Award</u> shall mean the award of Restricted Stock Units made to Participant pursuant to the terms of the Agreement.

C. <u>Award Date</u> shall mean the date the Restricted Stock Units are awarded to Participant pursuant to the Agreement and shall be the date indicated in Paragraph 1 of the Agreement.

D. <u>Board</u> shall mean the Corporation's Board of Directors.

E. <u>Change in Control</u> shall mean any change in control or ownership of the Corporation which occurs by reason of one or more of the following events:

i) the acquisition of any person or group of related persons (as determined pursuant to section 13(d)(3) of the 1934 Act) of beneficial ownership of securities of the Corporation representing fifty percent (50%) or more of the total number of votes that may be cast for the election of Board members, or

ii) stockholder approval of (A) any agreement for a merger or consolidation in which the Corporation will not survive as an independent corporation or other entity, or (B) any sale, exchange or other disposition of all or substantially all of the Corporation's assets.

In determining whether a subparagraph (i) acquisition has occurred, the person acquiring beneficial ownership of the securities must be someone other than a person or an affiliate of a person that, as of April 8, 2008, is the beneficial owner of securities of the Corporation representing twenty percent (20%) or more of the total number of votes that may be cast for the election of Board members. In determining whether a subparagraph (ii) event has occurred, the conversion of the Corporation into a limited partnership or other form of entity shall not constitute a Change in Control unless another Change in Control event such as a subparagraph (i) acquisition occurs concurrently with such conversion. The Board's reasonable determination as to whether a Change in Control event has occurred shall be final and conclusive.

F. <u>Code</u> shall mean the Internal Revenue Code of 1986, as amended.

G. <u>Common Stock</u> shall mean the shares of the Corporation's common stock.

H. <u>Corporation</u> shall mean Hallador Petroleum Company, a Colorado corporation, and any successor corporation to all or substantially all of the assets or voting stock of Hallador Petroleum Company, which has by appropriate action assumed the Award.

I. <u>Employee</u> shall mean an individual who is in the employ of the Corporation (or any Subsidiary, whether now existing or subsequently established), subject to the control and direction of the employer entity as to both the work to be performed and the manner and method of performance.

J. <u>Fair Market Value</u> per share of Common Stock on any relevant date shall be determined in accordance with the following provisions:

(i) If the Common Stock is listed upon one or more established Stock Exchanges, then the Fair Market Value per share shall be deemed to be the averages of the quoted closing prices of the Common Stock on such Stock Exchanges on the date for which the determination is made, or if no sale shall have been made on any Stock Exchange on that day, on the next preceding day on which there was such a sale.

(ii) If the Common Stock is not listed upon an established Stock Exchange but is actively traded on the NASDAQ System, the Fair Market Value per share shall be deemed to be the last reported sale price for the date for which the determination is made or (in the absence of any sale on such date) the mean between the dealer "bid" and "ask" closing prices of the Common Stock on the NASDAQ System on such day or, if there shall have been no trading or quotes of the Common Stock on that day, on the next preceding day on which there was such trading or quotes.

(iii) If none of the foregoing apply, the Fair Market Value per share shall be deemed to be an amount as determined in good faith by the Plan Administrator by applying any reasonable valuation method.

K. 1933 Act shall mean the Securities Act of 1933, as amended.

L. 1934 Act shall mean the Securities Exchange Act of 1934, as amended.

M. Participant shall mean the person to whom the Award is made pursuant to the Agreement.

N. Plan Administrator shall mean the particular persons or entity which are authorized to administer the Plan with respect to one or more classes of eligible persons, to the extent such persons or entities are carrying out administrative functions under the Plan with respect to the persons under its jurisdiction.

O. Restricted Stock Unit shall mean each unit subject to the Award which shall entitle Participant to receive one (1) share of Common Stock upon the vesting of that unit.

P. Reorganization shall mean the occurrence of any of the following transactions:

(i) the Corporation is merged or consolidated with another corporation or entity and the Corporation is not the surviving corporation or does not otherwise survive as the surviving entity, or

(ii) all or substantially all of the assets of the Corporation are acquired by another entity, or

(iii) the Corporation is liquidated or reorganized,

Q. Service shall mean Participant's performance of services for the Corporation (or any Subsidiary, whether now existing or subsequently established) in the capacity of an Employee, a non-employee member of the Board or a consultant or independent advisor, except to the extent otherwise specifically provided in the documents evidencing the Award.. Participant shall be deemed to cease Service immediately upon the occurrence of either of the following events: (i) Participant no longer performs services in any of the foregoing capacities for the Corporation (or any Subsidiary), or (ii) the entity for which Participant performs such services ceases to remain a Subsidiary of the Corporation, even though Participant may subsequently continue to perform services for that entity. Service shall not be deemed to cease during a period of military leave, sick leave or other personal leave approved by the Corporation. Except to the extent otherwise required by law or expressly authorized by the Plan Administrator or the Corporation's written leave of absence policy, no Service credit shall be given for vesting purposes for any period Participant is on a leave of absence.

R. Stock Exchange shall mean the American Stock Exchange, the Nasdaq Global or Global Select Market, or the New York Stock Exchange.

S. Subsidiary shall mean (i) any corporation (other than the Corporation) or other entity in an unbroken chain beginning with the Corporation, provided each such entity (other than the last entity) in the unbroken chain, owns, at the time of the determination, stock or other equity interests possessing fifty percent (50%) or more of the total combined voting power of all classes of stock or other voting interests in one of the other corporations or entities in such chain, or (ii) any entity that is directly or indirectly controlled by the Corporation.

Withholding Taxes shall mean (i) the employee portion of the federal, state and local employment taxes required to be withheld by the Corporation in connection with the vesting and concurrent issuance of the shares of Common Stock under the Award and (ii) the federal, state and local income taxes required to be withheld by the Corporation in connection with such vesting and issuance of those shares.